Exhibit 99.3

Notice of 2021 annual meeting of common shareholders and notice of availability of meeting materials RBC

Notice of meeting

In light of COVID-19 and our commitment to the health and safety of our employees, shareholders and communities, the annual meeting of common shareholders will be held in a virtual-only format via a live webcast.

When	Business of the meeting
Thursday, April 8, 2021 9:30 a.m. (Eastern Time)	At the meeting, shareholders will:

Where

Virtual-only meeting via live webcast online at:

https://web.lumiagm.com/467409851

Password: rbc2021 (case sensitive)

You should allow at least 15 minutes to check into the meeting and complete the related registration.

See pages 10 and 11 of the 2021 management proxy circular (circular) for detailed information on how to attend the meeting.

Receive our financial statements for the year ended October 31, 2020 and the related auditor’s report in our 2020 annual report (see page 7 of the circular)
Elect directors (see page 7 and pages 12 to 20 of the circular)
Appoint our auditor (see pages 7 and 46 of the circular)
Have a say on our approach to executive compensation (see page 7 and the Executive compensation section of the circular)
Consider the shareholder proposals set out in Schedule A of the circular that are properly introduced at the meeting
Transact any other business that may properly come before the meeting

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice-and-access to deliver our circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that instead of receiving a paper copy of the circular and the annual report (the meeting materials), you are receiving this notice, which explains how to access these materials online. You will also find on the back of this notice information on how to request paper copies of the meeting materials if you prefer.

You will find enclosed a form of proxy or a voting instruction form so you can vote your shares.

How to access the meeting materials

∎ On the Computershare Trust Company of Canada (Computershare) website: www.envisionreports.com/RBC2021

∎ On our website: rbc.com/investorrelations

∎ On SEDAR: sedar.com

∎ On EDGAR: sec.gov/edgar.shtml

Notice-and-access is environmentally friendly as it reduces paper and energy consumption.

How to vote

There are two ways you can vote: by proxy or online at the virtual meeting.

Unless you intend to vote online at the meeting, we encourage you to vote as early as possible using the enclosed form of proxy or voting instruction form so your RBC common shares are represented at the meeting. Computershare, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday April 6, 2021.

You will not receive another form of proxy or voting instruction form. Please retain your current one to vote your shares.

If you wish to attend and vote online at the meeting, there are additional steps you MUST take.

Please refer to page 8 of the circular for detailed information on how to vote.

We encourage you to read the circular before voting.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the circular was filed on SEDAR as follows:

Before the meeting		After the meeting
Non-registered (beneficial) shareholders	Visit proxyvote.com or call 1-877-907-7643 (Canada/U.S.) or 303-562-9305 (International)	Call 1-866-964-0492 (Canada/U.S.) or 514-982-8714 (International) or write to service@computershare.com
Registered shareholders	Call 1-866-962-0498 (Canada/U.S.) or 514-982-8716 (International)

In order to receive the meeting materials in advance of the voting deadline and meeting date, we must receive your request no later than 5:00 p.m. (Eastern Time) on Monday, March 22, 2021. The meeting materials will then be sent to you within three business days of receiving your request. If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request.

Who to contact if you have questions about notice-and-access or about the meeting

Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

Sign up for eDelivery

You can receive shareholder materials, including this notice as well as the form of proxy or voting instructions form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the annual meeting, contact your intermediary.

Registered shareholders

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

® / ™ Trademark(s) of Royal Bank of Canada.	125847 (02/2021)